53rd at Third 885 Third Avenue New York, New York 10022-4834 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com FIRM / AFFILIATE OFFICES
February 25, 2021 VIA EDGAR AND FEDEX DELIVERY United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-6010	Beijing Boston Brussels Century City Chicago Dubai Düseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.
Attention:	Tonya K. Aldave
John Dana Brown

Re:	Oscar Health, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed on February 22, 2021
File No. 333-252809

Ladies and Gentlemen:

On behalf of Oscar Health, Inc., formerly known as Mulberry Health Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the Registration Statement (the “Registration Statement”) on Form S-1 (“Amendment No. 2”). The Company previously filed Amendment No. 1 to the Registration Statement on February 22, 2021 (“Amendment No. 1”). Amendment No. 2 has been revised to reflect the Company’s responses to the comment letter to Amendment No. 1 received on February 24, 2021 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in the Registration Statement.

Amendment No. 1 to the Registration Statement on Form S-1

Risk Factors

Our business activities are subject to ongoing, complex, and evolving regulatory obligations, page 27

1.

We note the statement that you “have in the past, and we may in the future, fail to take actions mandated by federal and/or state laws or regulations....” Please disclose any material past or current failures. In addition describe to us any ongoing failures.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that we are not aware of any material past or ongoing failures to comply with state laws or regulations. The Company revised its risk factor disclosure after discovering that it had unintentionally failed to notify approximately 2% of its calendar year 2020 members regarding changes in their health plan coverage. The Company is in the process of remediating this matter, but does not believe the remediation or cost associated with it is material and accordingly does not believe this matter requires additional disclosure in the Registration Statement.

February 25, 2021

Capitalization, Page 69

2.

You disclose in footnote 4 and elsewhere in your filing that the proposed reverse stock split will be effected on or prior to the closing of your offering. Please confirm that although it may be effected prior to closing, it will not be effected prior to effectiveness of your registration statement. Otherwise, revise the financial statements in your filing to retroactively present the split consistent with the guidance in SAB 4C, have your auditors dual date their report for the impact of the split, and revise your information outside the financial statements to reflect all information on a post-split basis.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page iii to indicate that the Stock Split will be effectuated after the effectiveness of the Registration Statement and prior to closing of the offering.

3.

Please revise the “pro forma as adjusted” description of your Class B Common stock to appropriately reflect the 82,500,000 shares authorized as reflected on page 178 and in the “pro forma” description and to characterize the 35,115,807 shares as being issued and outstanding.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 69.

4.	Please revise your disclosure to consistently present the repayment of your existing Term Loan Facility. In this regard, we note the following apparent inconsistencies:

•

The narrative description of transactions above the table identifies the Use of Proceeds as a “pro forma as adjusted” transaction yet the carrying value of your Term Loan Facility is not included in your pro forma column as if it is being repaid as a “pro forma” transaction.

•

Although the liability for your Term Loan Facility is removed from your pro forma column and accumulated deficit has increased $11,847,000 (presumably for the after-tax impact of debt extinguishment), your cash and cash equivalents amount does not appear to reflect the $163 million anticipated repayment amount disclosed in footnote 2.

•

The $1,765.3 million amount of cash and cash equivalents reflected in your pro forma as adjusted column appears to reflect only the receipt of $936.3 million in net offering proceeds and $2.7 million for stock option exercises and does not appear to reflect the repayment of your Term Loan Facility.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 69 and 70. With respect to the second bullet point, the Company advises the Staff that the estimated fair value of the Warrants and Call Options that have been or will be exercised is $26.9 million (based on the midpoint of the price range set forth on the cover page of the prospectus) of which a liability of $15.1 million has been recorded as of December 31, 2020. The incremental change in the estimated fair value at the time of exercise has been reflected as an increase in accumulated pro forma deficit of $11.8 million.

February 25, 2021

5.

In footnote 1 to the table, you indicate that a $1.00 increase in the offering price will result in a $30.4 million increase in net proceeds. Given the number of shares proposed in your offering, this amount appears to be the gross proceeds. Please revise the amount here and throughout your filing to present your anticipated proceeds net of underwriting discounts and commissions for this hypothetical price increase or tell us why this amount is appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 70.

Selected Consolidated Financial Data, Page 75

6.

Assuming that your reverse stock split will be effected after the effectiveness of your registration statement, please revise your disclosure to also present your historical loss per share information on a post-split basis for the periods presented so that investors in your offering will readily see the historical loss per share that will be presented in future Exchange Act filings under the guidance in SAB Topic 4C. This comment also applies to your disclosure in Summary Consolidated Financial and Other Data on page 16.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 17 and 75.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1761 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Keith L. Halverstam
Keith L. Halverstam of LATHAM & WATKINS LLP

cc: (via email)

Mario Schlosser, Chief Executive Officer, Oscar Health, Inc.

Siddhartha Sankaran, Chief Financial Officer, Oscar Health, Inc.

Bruce L. Gottlieb, Esq., Special Counsel, Oscar Health, Inc.

Harold Greenberg, Esq., General Counsel, Oscar Health, Inc.

Peter N. Handrinos, Esq., Latham & Watkins LLP

Joseph C. Theis, Jr., Esq., Goodwin Procter LLP

Paul R. Rosie, Esq., Goodwin Procter LLP